

September 11, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re: San Lotus Holding Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed August 29, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated August 6, 2012 and have the following additional comments.

Overview, page 2

1. We note the statement on page 3 that "expect Taiwanese travel to the U.S. to experience a substantial uptick in the near future as Taiwan was recently placed on the "observation list" for the U.S. Visa Waiver Program." If you mean to say that Taiwan has been nominated for the Visa Waiver Program, please state this. Additionally please clarify for investors that prior to Taiwan's admission to the Visa Waiver Program the U.S. Department of Homeland Security is required to conduct an extensive and detailed evaluation of Taiwan's homeland security and immigration systems and other programs and there is no set timeline for the completion of this review.

Description of Business, page 22

2. We note your response to our prior comment 2. We note your statement that you "plan to use [TBWTV Inc.] for purposes of gaining access to an affordable means of advertising [y]our services to the California market of potential Taiwan travelers." Please revise to explain how your minority interest in TBWTV Inc. provides "an affordable means of advertising" that you would not otherwise have access to if you did not own a minority interest. Is TBWTV Inc. contractually obligated to provide you discounted prices on advertising? If not please state.

3. We note the statement that you "have purchased three vehicles to provide transportation to our customers while they are in California." Please revise your discussion "Products and Services Offered" beginning on page 23 to address how you intend to "provide transportation" for your customers. Will you have to hire a driver, or will you be renting the vehicles? In either case please revise to discuss the steps, costs involved, and what you will charge.

4. Please revise the "Start-up Cost" discussion on page 23 to address your purchase of purchases of TBWTV Inc. shares, A Peace World Holding Inc. shares, A Benbow Holding Inc. shares, three automobiles, and a condominium in California. Additionally please revise the "Operating Expenses" to address the costs associated with owning three used automobiles and a condominium.

5. Please revise to discuss in this section specifically how your investments in A Peace World Holding Inc. and A Benbow Holding Inc. will further your planned operations. Explain more specifically what services you or your customers will receive from these companies, what these services cost, and who will pay. Update your Operating Expenses section on page 23 and Products and Services Offered section beginning on page 23 as necessary.

6. To the extent you update your timeline and costs in this section please include a brief updated timeline and costs in your prospectus summary.

Transactions with Related Persons, Promoters and Certain Control Persons, page 35

7. Please revise to discuss the transfer of $300,000 capital to Green Forest and payments to Chiang Yu Chang and Yu Chien Yang, as referenced on page 2.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
Megan J. Penick, Esq.